

August 16, 2010

Mr. Nouo Kuroyanagi
President and Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1 Marunouchi 2-chrome
Chiyoda-ku Tokyo 100-8330
Japan

Re: Mitsubishi UFJ Financial Group, Inc.
        File No. 333-98061-99
        Form 20-F for the fiscal year ended March 31, 2009, filed September 2, 2009

Dear Mr. Kuroyanagi:

        We have completed our review of your filing. We have no further comments at this time.

                                        Sincerely,

                                        Michael R. Clampitt
                                        Senior Attorney

cc   Tong Yu, Esquire
      Paul, Weiss, Rifkind, Wharton & Garrison LLP
      Tokyo 100-0011, Japan